As filed with the Securities and Exchange Commission on    September 3, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           AMENDMENT NO. 3 TO SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             WINSTON RESOURCES, INC.
                                (Name of Issuer)

                             WINSTON RESOURCES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    975661109
                      (CUSIP Number of Class of Securities)


                                 SEYMOUR KUGLER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WINSTON RESOURCES, INC.
                                535 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 557-5000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With a copy to:

                             JOEL A. KLARREICH, ESQ.
                               TANNENBAUM HELPERN
                           SYRACUSE & HIRSCHTRITT LLP
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  (212)508-6700

                                    SEPTEMBER 3, 1999

     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation                                       Amount of Filing Fee
$7,920,788.875(1)                                                     $1,584(2)
================================================================================

[ ] Check box if any part of the fee is offset by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing and registration statement number, or the form or schedule and the date of filing.

Amount Previously Paid:  None                     Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable         Date Filed:  Not Applicable

--------

(1) Estimated for purposes of calculating the amount of the filing fee only. The total transaction value is based on 3,233,521 shares of common stock of Winston Resources, Inc. outstanding as of June 16, 1999, less 1,519,918 shares held by Seymour Kugler and certain members of his family, at an offer price of $4.625 per share.

(2)     Calculated as 1/50 of 1% percent of the transaction value.

                                  INTRODUCTION

     This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4"), dated July 14, 1999, as amended, filed by Winston Resources, Inc., a Delaware corporation (the Company"), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder with respect to the tender offer by the Company for all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Schedule 13E-4 of the Company, as amended.

ITEM 1.           ADDITIONAL INFORMATION

     Item 8 is hereby amended and supplemented as follows:

     (a) Not applicable.

     (b) The information set forth under "The Tender Offer -- 12. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (d) On September 2, 1999, the Company received notice that on August 30, 1999, an action was commenced in Supreme Court, State of New York, New York County captioned, Alec Peters and Martha Peters, Shareholders of Winston Resources, Inc. suing in the right of Winston Resources, Inc., Plaintiffs, v. Seymour Kugler, Gregg Kugler, Todd Kugler, Eric K. Kugler, Alan E. Wolff, Martin Wolfson, Martin A. Fischer, Martin J. Simon, Norton W. Sperling, and Winston Resources, Inc., Defendants. Such action, which was brought derivatively for the benefit of the Company and representatively on behalf of Plaintiffs and all other stockholders of the Company similarly situated, seeks damages for alleged breaches of fiduciary duties, wrongful benefits and profits to directors and officers, corporate waste and wrongful transfers to management.

     Plaintiffs allege that, since going public in September 1987, the Company has paid salaries and bonuses and/or other forms of compensation to one or more of Seymour Kugler, Gregg Kugler, Todd Kugler and Eric Kugler (collectively, the "Kugler Defendants") substantially in excess of reasonable salaries for services performed by them and contrary to prevailing levels of compensation in the industry, and that, in addition, the Kugler Defendants received personal living expenses not reasonably related to the Company's business. The suit alleges that some or all of the Defendants approved such compensation and expenditures and that compensation paid to the Kugler Defendants generally exceeded industry levels by a factor of at least three.

     The suit further alleges, as a first cause of action, that the Defendants other than the Company, have a fiduciary duty to seek a strategic buyer for the Company to allow public stockholders to sell their shares at "fair market value based on a strategic analysis and accurate market multiples" and that the Defendants, other than the Company, breached their fiduciary duty in failing to seek a strategic buyer. Such cause of action further alleges that the Defendants, other than the Company, also willfully failed to give proper care or oversight to the business and affairs of the Company and willfully failed to properly administer the affairs of the Company, and that as a result of the foregoing, the current market price of the Company's shares has been artificially depressed, the Company's true market value has not been subject to the scrutiny of a strategic market buyer, and the public stockholders have not been afforded a fair opportunity to sell their shares at the true market value based on a strategic assessment of the Company's worth.

     The suit further alleges, as second and third causes of action, that the Kugler Defendants, as controlling stockholders, and through representation on the Board and among the executive officers of the Company, dominated and controlled the Company and were able to direct the Company's policies and affairs including their own compensation, as a result of which they received wrongful benefits at the expense of the Company, and the Company sustained additional losses resulting in waste of corporate funds through excessive and unreasonable compensation that depleted the Company's cash reserves, retarded its growth, frustrated its competitiveness, impaired its capital and reduced the market value of its capital stock.

     The complaint further alleges, by way of a fourth cause of action, that because of domination and control of the Company by the Kugler Defendants, the respective executive officers and directors of the Company failed and neglected to exercise independent judgment in performance of their duties and aided and abetted the private interests of the Kugler Defendants in direct violation of their fiduciary duties to the Company and contrary to the Company's interests. Such cause of action further alleges that all present directors were improperly supportive of the interests of the Kugler Defendants rather than the Company and the public stockholders.

     Finally, by way of a fifth cause of action, the Complaint alleges that the Company's disclosures in its Schedule 13E-3, filed with the Securities and Exchange Commission, failed to mention or analyze the alleged excessive compensation or the effect of such alleged excessive compensation on the Company's stock price, thereby depriving the public stockholders of relevant and material information necessary to make a reasoned intelligent decision with respect to the Offer.

     The Complaint alleges that, as the result of the foregoing, the Company has sustained losses or the stockholders have been damaged in excess of $30,000,000.

     The Plaintiffs seek judgment directing that (i) the Company seek a strategic buyer for the purchase of the Company at a price per share reflective of fair market value, including the alleged excessive compensation given to Kugler Defendants, (ii) the Defendants, other than the Company, account to the Company and its stockholders for the alleged excessive benefits and compensation received by the Kugler Defendants and for losses related thereto, (iii) any misappropriated assets be restored to the Company, and (iv) the Defendants be responsible for payment of exemplary damages. The complaint further seeks disclosure by the Defendants of all facts that they and their advisors relied upon in reaching their conclusion and making their recommendation that the Offer was in the best interests of the Company and the stockholders and fair from a financial point of view, and further directing disclosure of all compensation and benefits obtained by the Kugler Defendants since 1994 along with a comparative study of prevailing industry compensation levels.

     The Company believes that this action is wholly without merit and intends to vigorously defend this action. The Board believes that, for the reasons set forth in the Offer to Purchase, the Offer is fair to the Public Stockholders and in the best interests of the Company and the Public Stockholders. Furthermore, information regarding compensation and benefits paid to the Kugler Defendants has been disclosed on a current basis in the Company's public disclosures, including its Forms 10K and proxy materials throughout the period referred to in the Complaint, and, other than statements only made recently by Mr. Peters, who had been an officer of the Company until 1991 and has been a stockholder of the Company in excess of ten years, no complaint of impropriety or excessive compensation has ever been received by the Company prior to the filing of this Complaint.

     (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

                                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: September 3, 1999



                                              WINSTON RESOURCES, INC.


                                          By:  /s/ Seymour Kugler
                                               _____________________________
                                               Name: Seymour Kugler
                                               Title: Chairman, President
                                                     and Chief Executive Officer



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